UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
NPTA Spirits

Legal status of issuer

      Form
Corporation

      Jurisdiction of Incorporation/Organization
California
      Date of organization
April 28, 2014

Physical address of issuer
170 Park Row, Suite 12a, New York, NY 10038

Website of issuer
www.materialvodka.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series Seed Preferred Stock that is equal to two percent (2.0%) of the total number of shares of Series Seed Preferred Stock sold in this offering.

Type of security offered
Shares of Series Seed Preferred Stock

Target number of Securities to be offered
208,333

Price (or method for determining price)
$0.12

Target offering amount
$24,999.96

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$106,999.92

Deadline to reach the target offering amount
January 22, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$39,390.06	$47,191.60
Cash & Cash Equivalents	$3,300.00	$21,400.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$41,500.00	$0.00
Long-term Debt	$187,000.00	$107,000.00
Revenues/Sales	$77,106.00	$7,209.00
Cost of Goods Sold	$55,528.00	$12,338.00
Taxes Paid	$1,750.00	$800.00
Net Operating Income	($190,257)	($81,110)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 22, 2017

FORM C

Up to $106,999.92

NPTA Spirits

M A T E R I A L
V O D K A

EXPLANATORY NOTE

NPTA Spirits (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on December 8, 2017 (the "Form C").

This Amendment is filed to (i) amend the Convertible Securities description in the Capitalization and Ownership section of the Form C to reflect further amendments made to said convertible securities agreements on December 9, 2017 and to (ii) make non-material corrections of typographical errors in the Offering Summary (Exhibit B). The corrected version of Exhibit B is attached hereto.

Shares of Series Seed Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by NPTA Spirits, a California corporation (the "Company", as well as references to "we," "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $24,999.96 and up to $106,999.92 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.08 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing. The intermediary will receive a number of shares of Series Seed Preferred Stock that is equal to two percent (2.0%) of the total number of shares of Series Seed Preferred Stock sold in this offering. related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.08	$7.00	$93.08

Aggregate Minimum Offering Amount	$24,999.96	$1,750.00	$23,249.96
Aggregate Maximum Offering Amount	$106,999.92	$7,489.99	$99,509.93

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary shall receive Series Seed Preferred Stock shares in a principal amount that is equal to two percent (2.0%) of the aggregate principal amount of all Series Seed Preferred Stock shares sold in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.materialvodka.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 22, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year.

Once posted, the annual report may be found on the Company's website at: www.materialvodka.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

NPTA Spirits (the "Company" or "Material Vodka") is a California corporation, formed on April 28, 2014. The Company is currently also conducting business under the name Material Vodka.

The Company is located at 170 Park Row, Suite 12a, New York, NY 10038.

The Company's website is www.materialvodka.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is the brand owner of its primary product, Material Vodka™. We source our vodka from Humboldt County Distillery, who manufactures Material Vodka at cost. We distribute the product through Park Street Imports, LLC, a direct to retail distributor. All this ensures extremely low overhead. With our sophisticated, art focused branding, as well as the fact that we sell an organic product, we appeal to a young and urbane clientele, who are taste-makers that help us reach a larger market through their initial endorsement of our product. Material strives to be the first real "art world vodka".

The Offering

Minimum amount of Shares of Series Seed Preferred Stock being offered	208,333
Total Shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)*	208,333
Maximum amount of Shares of Series Seed Preferred Stock	891,666
Total Shares of Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)*	891,666
Purchase price per Security	$0.12
Minimum investment amount per investor	$100.08
Offering deadline	January 22, 2018
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 23 hereof.

*The quantity of shares of Series Seed Preferred Stock represented is not inclusive of the commission to First Democracy VC, which will result in an increase of shares of Series Seed Preferred Stock, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our product is highly competitive.

We face competition with respect to any vodka that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing their vodkas and thus may be better equipped than us to develop and commercialize a vodka brand. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their brands more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our brand will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The Company does not hold any alcoholic beverage related licenses.
NPTA Spirits is a brand owner that contracts with other licensed manufacturers and wholesalers and does not take physical possession of the alcoholic beverage product. Currently, Park Street Imports, LLC imports and warehouses the product and maintains necessary licensing in states where it is currently sold. If we are found to be out of compliance with applicable laws and regulations regarding licensing, we could be subject to civil remedies, including fines, injunctions, recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling who are respectively have served as VP and Chief Technology Officer (April 2014 – Present); Chief Financial Officer (2014 – Present); Creative Director and Brand Manager (April 2014 – Present); and Chief Executive Officer and Creative Director (April 2014 – Present). The Company has or intends to enter into employment agreements with Thymaya Payne and Patricia Hertling although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Thymaya Payne, Patricia Hertling or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any that Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The process of distilling vodka utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

We source certain packaging materials, such as bottles, boxes labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among vodkas;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding vodka;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and

• new science or research that disputes the healthfulness of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party manufacturer with one location to manufacture all of our products.

The loss of this manufacturer or the inability of this manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party manufacturer to maintain the quality of our products.

The failure or inability of this manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our manufacturer is also required to comply with all federal, state and local laws with respect to alcohol safety. Our manufacturer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic.

We rely on independent certification of our organic vodka and must comply with the requirements of authorities in order to label our products as such. Our products could lose their organic certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase alcohol and packaging materials. Costs of ingredients and packaging can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Shares of Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Series Seed Preferred Stock. Because the Shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 93.6% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to

pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of Series Seed Preferred Stock will be subject to dilution.
Owners of Series Seed Preferred Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Series Seed Preferred Stock or Securities convertible into Series Seed Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN

INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company is the brand owner of its primary product, Material Vodka™. We source our vodka from Humboldt County Distillery, who manufactures Material Vodka™ at cost. We distribute the product through Park Street Imports, LLC, a direct to retail distributor. All this ensures extremely low overhead. With our sophisticated, art focused branding, as well as the fact that we sell an organic product, we appeal to a young and urbane clientele, who are taste-makers that help us reach a larger market through their initial endorsement of our product. Material strives to be the first real "art world vodka".

Business Plan
Please see the Company's Offering Summary attached hereto as Exhibit B.

History of the Business The Company's Products and/or Services

Product / Service	Description	Current Market
Material Vodka™	Organic Vodka	NY, CA, FL

The Company is currently speaking to Gerardo Gonzales and Angela Dimayuga –two up and coming chefs in New York City who have been profiled in Bon Appetit[1] and the New York Times..[2] Together, they are developing an infusion. The Company intends to produce an extremely limited edition of these and craft a short story for press around this subject matter.

The Company sells its vodka through Park Street Imports, LLC, a direct to retail distributor licensed in New York, California and Florida.

The Company currently sells its product at the following stores and bars:

New York
New York City: Acme; Baby's All Right; Bacaro; Bar Toto, Beverly's NYC; Bottino; Broadway Spirits; Bricolage; Bustan; Café Cluny; The Cock; Chop Shop; City Wine; Dimes; Doc Holiday's; Draught 55; Drunken Horse; Elvis Guesthouse; The Federal Bar; Gary's Liquor; Hana Wine & Liquor; Henrietta Hudson; Hey Hey Canteen; Hauser and Wirth; Honey's; Hotel Americano; Houstons; Huckleberry Bar; Indochine; Irish Whiskey Bar; Lalo; Lucien; L&P Wine and Liquor; Marco Polo; The Milton; Mission Chinese Food; MOMA; Norwind's; Ocean Wine & Spirits; The Odeon; Rooftop 93; Sage; Sea Grape Wine & Liquor; Sherry Lehmann; The Standard High Line; The Standard East Village; Subway Inn; Syndicated; Tygershark; Urban Wine; Wise Men; and The Whitney.

The Company also has accounts with The Gaskins in Germantown, NY; The Pine's Liquor in Fire Island, NY; and Stone Ridge Wine & Spirits in Stone Ridge, NY.

California
Los Angeles: Akbar; Bar Marmont; Bill's Liquor; Gary's Liquor; K&L Wines; The Lash; Mandrake Bar; Neuehouse; Redline; Royal Liquor; Silverlake Wine; Silverlake Liquor; and Tenants of the Trees.

The Company also has accounts with Double Tap and Gitane in San Francisco, CA.

Florida
Miami: Edison Hotel; Houston's Restaurant; and Sunset Corner Liquor.

Competition
The Company's primary competitors are Industry Standard Vodka, Tito's.

---

[1] https://www.bonappetit.com/story/5-ingredient-beach-recipes
[2] https://www.nytimes.com/2017/07/06/fashion/angela-dimayuga-mission-chinese.html

The vodka market is highly competitive and Material Vodka™ is confronted by aggressive competition especially in the craft spirits sector. This market is characterized by frequent product introductions, especially by American made products. The company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, organic nature of the product, marketing and distribution capability, service and support and corporate reputation. Our advantageous position stems from the fact that we are one of the first vodkas that is strongly endorsed by the art world, that we have a branding that sets itself apart from other vodkas and caters to an urban and chic artistic crowd. The Company's philanthro-capitalist mission of giving 10% of its profits to the arts helps us also to enter into these markets easily and has landed us in prestigious retail accounts in New York and Los Angeles and Miami.

Customer Base

The Company's primary customers are high-end restaurant and hotel accounts with creative and hipster clientele.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4,933,118	DISTILLED SPIRITS; LIQUOR; SPIRITS AND LIQUEURS; VODKA, IN CLASS 33 (U.S. CLS. 47 AND 49).	MATERIAL VODKA	June 15, 2014	April 5, 2015	USA

Licenses

N/A

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Spirits	New York Liquor Authority	Brand Registration	November 23, 2015	June 1, 2016
Spirits	California Liquor Authority	Brand Registration	January 21, 2016	January 21, 2016
Spirits	Florida Liquor Authority	Brand Registration	November 23, 2015	June 1, 2016
Spirits	New Jersey Liquor Authority	Brand Registration	April, 28, 2016	July 1, 2016

On May 13, 2015, Humboldt Distillery received a Certification of Label Approval from the Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau relating to its label, which includes the brand name "Material Vodka", logo and certified organic product description, as displayed below.

M
M A
M A T
M A T E
M A T E R
M A T E R I
M A T E R I A
M A T E R I A L
V O D K A
V O D K
V O D
V O
V
40% ALC./VOL.– 80 PROOF
750ML
MATERIAL VODKA
CERTIFIED ORGANIC
PRODUCED AND BOTTLED FOR MATERIAL VODKA BY HUMBOLDT DISTILLERY FORTUNA, CA 95540 CERTIFIED ORGANIC BY CCOF 100% GRAIN NEUTRAL SPIRITS
GOVERNMENT WARNING: 1. ACCORDING TO THE SURGEON GENERAL, WOMEN SHOULD NOT DRINK ALCOHOLIC BEVERAGES DURING PREGNANCY BECAUSE OF THE RISK OF BIRTH DEFECTS. 2. CONSUMPTION OF ALCOHOLIC BEVERAGES IMPAIRS YOUR ABILITY TO DRIVE A CAR OR OPERATE MACHINERY, AND MAY CAUSE HEALTH PROBLEMS.
MADE IN HUMBOLDT COUNTY
USDA ORGANIC
0 30915 14369 1





We are subject to extensive federal, state and local laws and regulations. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 170 Park Row, Suite 12a, New York, NY 10038.

The Company has the following additional addresses: 209 W Palmer Ave, Apt. D, Glendale, CA 91204.

The Company currently conducts business in the states of California and New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$1,750.00	7.00%	$7,489.99
Campaign marketing expenses or related reimbursement	4.00%	$1,000.00	0.93%	$1,000.00
Estimated Attorney Fees	8.00%	$2,000.00	1.87%	$2,000.00
Estimated Accountant/Auditor Fees	16.00%	$4,000.00	3.74%	$4,000.00
General Marketing	4.00%	$$999.96	13.08%	$13,999.93
Research and Development	4.00%	$1,000.00	0.93%	$1,000.00
Manufacturing	20.00%	$5,000.00	13.08%	$14,000.00
Future Wages	37.00%	$9,250.00	56.07%	$60,000.00
General Working Capital	0.00%	$0.00	3.28%	$3,510.00
Total	**100.00%**	**$24,999.96**	**100.00%**	**$106,999.92**

The Company has absolute discretion to alter the use of proceeds as set forth above.

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Abraham Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Vice President and Chief Technology Officer: April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Spirits Distiller and Chemist 2012 - Present.

Chief Technology Officer of NPTA Spirits 2014 - Present. As the Chief Technology Officer at NPTA Spirits, Robert Abraham Stevens has developed a new formula for Material's own organic vodka and manages all matters related to production.

_____

Name
Director, Nikolas Gambaroff Moeller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer: 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Visual Artist: 1998 – Present.
Chief Financial Officer of NPTA Spirits 2014 – Present. As the Chief Financial Officer, Nikolas is engaged in the financial review and internal economics of the Company.

_____

Name
Thymaya Payne

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Secretary: April 2014 - Present.
VP of Operations: May 2016 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Independent Filmmaker, creative consultant and artist 2014 - Present.
Secretary and VP of Operations of NPTA Spirits. As a creative consultant and the VP of Operations for NPTA Spirits, Thymaya Payne organizes sales and promotions and manages inventory.

_____

Name
Patricia Hertling

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, and Chief Executive Officer: April 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Attorney, 2007 – Present; Independent Curator: 2005 – Present
Chief Executive Officer and creative director of NPTA Spirits, April 2014 – Present. As the Chief Executive Officer of NPTA Spirits, Patricia Hertling organizes sales and promotions and manages inventory.

_____

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Abraham Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates
VP and Chief Technology Officer: April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Spirits Distiller and Chemist: 2012 - Present.

Chief Technology Officer of NPTA Spirits 2014 – Present. As the Chief Technology Officer at NPTA Spirits Robert Abraham Stevens has developed a new formula for Material's own organic vodka and manages all matters related to production.

_____

Name
Thymaya Payne

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Secretary: April 2014 - Present.
VP of Operations: May 2016 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Independent Filmmaker, creative consultant and artist: 2014 – Present.
Secretary and VP of Operations of NPTA Spirits. As a creative consultant and the VP of Operations for NPTA Spirits, Thymaya Payne organizes sales and promotions and manages inventory.

_____

Name
Patricia Hertling

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, and Chief Executive Officer: April 2014 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Attorney 2007-Current Independent Curator 2005 – Present
Chief Executive Officer and creative director of NPTA Spirits, April 2014 – Present. As the Chief Executive Officer of NPTA Spirits, Patricia Hertling organizes sales and promotions and manages inventory.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Common Stock
The Company is currently authorized to issue ten million (10,000,000) shares of common stock, par value $0.0001 (the "Common Stock"). As of the date of this Form C, there is a total of 5,452,063 shares of the Company's Common Stock issued and outstanding.

As of November 7, 2017, there are 5,452,063 shares of the Company's Common Stock issued and outstanding. On July 1, 2014, the Company entered into Common Stock Purchase Agreements with its founders for the aggregate sale of 5,100,000 shares of Common Stock at a price of $0.0001 per share for aggregate proceeds of $510.00. The Company has also sold shares of Common Stock to its employees and advisors. On May 26, 2015, 216,154 shares of Common Stock were issued at par value per share for aggregate proceeds of $21.62. Subsequently, the Company issued two restricted stock grants to its advisors under the Company's 2015 Stock Plan. The Company first granted 90,909 shares of Common Stock on November 3, 2015 to its consultant, subject to quarterly vesting over a twenty-one (21) month term. On January 1, 2016, the Company granted 45,000 restricted shares of Common Stock under said plan, subject to quarterly vesting over a twenty-one (21) month term. Currently, there are 135,909 fully vested shares of the Company's Common Stock issued pursuant to said plan.

Series Seed Preferred Stock
Upon reaching the Minimum Amount in this Offering, the Company anticipates authorizing three million (3,000,000) shares of series seed preferred stock, at an original issue price of $0.12 per share (the "Series Seed Preferred Stock"). A draft of the Amended and Restated Articles of Incorporation of NPTA Spirits is attached hereto as Exhibit F.

Equity Incentive Plan
On November 2, 2015, the Company adopted the Company's 2015 Stock Plan, providing for the issuance of an aggregate of up to one million three hundred thousand (1,300,000) of the authorized but unissued or reacquired shares of Common Stock of the Company. As described above, there are currently 135,909 fully vested shares of the Company's restricted Common Stock issued pursuant to said plan.

Convertible Securities

The 2015 Offering
The Company conducted an offering of convertible securities that had multiple closings from May 18, 2015 to November 11, 2015, which raised aggregate gross proceeds of $125,000.00 from a total of eight (8) investors. The investors received convertible securities that provide for an automatic conversion at a discount rate of 25.0% of their investment upon a "Qualified Equity Financing" of more than $100,000.00. If a Qualified Equity Financing or Change of Control did not occur prior to May 31, 2016, the Holders had the option to convert the Investment Amount into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the price obtained by dividing (a) $1,262,250.00 by (b) the Company's fully-diluted capitalization as of the date of the Holder's election to convert. These convertible securities do not bear any interest. On June 22, 2016, the Company and investors amended the convertible securities to extend the maturity date from May 31, 2016 to January 1, 2017. On December 9, 2017, the Company and investors in the convertible securities further amended the convertible securities, pursuant to Amendment Number 2 to the Convertible Securities Purchase Agreement, which amended the definition of "Qualified Equity Financing" to include "a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock or Preferred Stock for aggregate gross proceeds of at least $100,000.00 with the principal purpose of raising capital". Pursuant to this amendment, the convertible securities in the "*2015 Offering*" will automatically convert if the proceeds of this Offering surpass $100,000.00. These convertible securities will convert into fully paid and nonassessable shares of the Company's Series Seed Preferred Stock issued in this Offering at a discount rate of twenty-five percent (25.0%). The total number of shares issuable upon such conversion shall be determined by dividing the investment amount by the discounted conversion price. Shares of Series Seed Preferred Stock in the Offering are being sold for $0.12; thus, with a twenty-five percent (25.0%) discount rate, the convertible securities would convert at a conversion price of $0.09. This would result in the conversion of the convertible securities in the "*2015 Offering*" into 1,388,888 shares of Series Seed Preferred Stock.

The 2016 Offering
The Company conducted a second offering of convertible securities that had multiple closings from Feb. 29, 2016 to December 1, 2016, which raised aggregate gross proceeds of $60,000.00 from a total of four (4) investors. The investors received convertible securities with the same terms as those offered in the prior offering. On June 22, 2016, the Company and the then-current investors amended the convertible securities agreements to extend the maturity date from May 31, 2016 to January 1, 2017. On August 22, 2016, the Company and the then-current investors further amended the convertible securities agreements to extend the time for completing additional closings from 60 days to 276 days. On December 9, 2017, the Company and investors further amended the convertible securities, pursuant to Amendment Number 3 to the Convertible Securities Purchase Agreement, which amended the definition of "Qualified Equity Financing" to include "a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock or Preferred Stock for aggregate gross proceeds of at least $100,000.00 with the principal purpose of raising capital". Pursuant to this amendment, the convertible securities in the "*2016 Offering*" will automatically convert if the proceeds of this Offering surpass $100,000.00. These convertible securities will convert into fully paid and nonassessable shares of the Company's Series Seed Preferred Stock issued in this Offering at a discount rate of twenty-five percent (25.0%). The total number of shares issuable upon such conversion shall be determined by dividing the investment amount by the discounted conversion price. Shares of Series Seed Preferred Stock in the Offering are being sold for $0.12; thus, with a twenty-five percent (25.0%) discount rate, the convertible securities would convert at a conversion price of $0.09. This would

result in the conversion of the convertible securities in the "*2016 Offering*" into 666,666 shares of Series Seed Preferred Stock.

Impact on Capital Structure: Convertible Securities' Conversion if $100,000 Sold in this Offering
As a result of Amendment 2 and Amendment 3 to the Convertible Securities Purchase Agreement, executed on December 9, 2017, it is possible that following this Offering that there will be an additional 2,055,554 shares of Series Seed Preferred Stock issued and outstanding. The conversion of the convertible securities will dilute the ownership interest of Purchasers in the Offering as there will be additional shares of Series Seed Preferred Stock issued and outstanding upon conversion of the convertible securities.

The Company has the following debt outstanding:
See the description of 'Convertible Debt' above for more information. Additionally, on September 1, 2017, Patricia Hertling made a loan to the Company in the maximum amount of $70,000.00. To date, Patricia Hertling has loaned $69,155.09 to the Company. On July 1, 2014, Nikolas Gambaroff Moeller made a loan to the Company in the maximum amount of $14,000.00. To date, Nikolas Gambaroff Moeller has loaned $10,000.00 to the Company.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $654,000 (i.e. $654,000.00/5,452,063 shares of Common Stock outstanding and a purchase price of $0.12 per share of Series Seed Preferred Stock). Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Patricia Hertling, Nikolas Gambaroff, Robert Abraham Stevens, and Thymaya Payne.

Below the beneficial owners of 20.0% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Robert Abraham Stevens	23.4%
Patricia Hertling	23.4%
Thymaya Payne	23.4%
Nikolas Gambaroff Moeller	23.4%

Following the Offering, the Purchasers will own 2.67% of the Company if the Minimum Amount is raised and 9.32% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$33,149.00	-$93,481.00	$1,344.00

Operations
The Company does not expect to achieve profitability in the next twelve and intends to focus on building out the product line to improve revenues while simultaneously increasing marketing spending.

General & Administrative
The Company expenses the cost of general administrative needs as incurred and aggregated $119,294.00 and $36,166.00 for the years ended December 31, 2016 and 2015, respectively.

Advertising
The Company expenses the cost of advertising and promotions as incurred and aggregated $91,042.00 and $39,016.00 for the years ended December 31, 2016 and 2015, respectively.

Inventory
The Company expenses the cost of inventory as incurred and aggregated $55,528.00 and $12,338.00 for the years ended December 31, 2016 and 2015, respectively.

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $5,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The company currently has an average burn rate of less than $2,500.00. This means that the Company currently spends an average of less than $2,500.00 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 891,666 of shares of Series Seed Preferred Stock for up to $106,999.92. The Company is attempting to raise a minimum amount of $24,999.96 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 22, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $106,999.92 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.08.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of shares of Series Seed Preferred Stock that is equal to 2.0% (two percent) of the total number of shares of Series Seed Preferred Stock sold in this offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information. The Company's Amended and Restated Articles of Incorporation in draft form are attached hereto as Exhibit F. The Company will file the Amended and Restated Articles of Incorporation, substantially in the form attached hereto, upon selling the Minimum Amount in this Offering on or prior to the Offering Deadline.

Authorized Capitalization
See "Capitalization and Ownership" above.

Classes of Securities of the Company

Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class, and excluding shares issued upon conversion of Series Seed Preferred Stock, are entitled to designate one (1) or more directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series Seed Preferred Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder could then be converted and, except as otherwise required by law or as set forth herein, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of Series Seed Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided herein or those matters required by law to be submitted to a class vote.

Protective Provisions

So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

- increase or decrease the authorized number of shares of any class or series of capital stock;

- redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

- liquidate, dissolve, or wind-up the business and affairs of the Corporation, including any change of control.

Proxy Granted to Democracy VC Partners LLC

Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Preferences

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Purchasers will receive standard information and inspection rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
On September 1, 2017, Patricia Hertling made a loan to the Company in the maximum amount of $70,000. To date, Patricia Hertling has loaned $69,155.09 to the Company. On July 1, 2014, Nikolas Gambaroff Moeller made a loan to the Company in the maximum amount of $14,000. To date, Nikolas Gambaroff Moeller has loaned $10,000.00 to the Company. Please refer to the charts below for more information.

Loans

Related Person/Entity	Patricia Hertling
Relationship to the Company	Officer and Director
Total amount of money involved	$69,155.09
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan to company

Related Person/Entity	Nikolas Gambaroff Moeller
Relationship to the Company	Officer and Director
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan to the Company

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None

Current Business Dealings
Mr. Robert Abraham Stevens serves as the Company's Chief Technology Officer and is currently a shareholder in both the Company and Redwood Spirits, Inc. ("Humboldt Distillery"). Presently, in his role with Humboldt Distillery, he currently charges the Company only enough to cover actual raw material, labor, and facility overhead costs. However, the terms of the agreement may, in the future, be renegotiated to result in a net profit for Humboldt Distillery, in which case a potential for a conflict of interest may arise.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Patricia Hertling
_____
(Signature)

Patricia Hertling
_____
(Name)

Director, Chief Executive Officer and President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Patricia Hertling
_____
(Signature)

Patricia Hertling
_____
(Name)

Director, Chief Executive Officer and President
_____
(Title)

December 22, 2017
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Robert Abraham Stevens
_____
(Signature)

Robert Abraham Stevens
_____
(Name)

Director, Vice President and Chief Technology Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert Abraham Stevens
_____
(Signature)

Robert Abraham Stevens
_____
(Name)

Director, Vice President and Chief Technology Officer
_____
(Title)

December 22, 2017
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Nikolas Gambaroff Moeller
_____
(Signature)

Nikolas Gambaroff Moeller
_____
(Name)

Director and Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nikolas Gambaroff Moeller
_____
(Signature)

Nikolas Gambaroff Moeller
_____
(Name)

Director and Chief Financial Officer
_____
(Title)

December 22, 2017
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Thymaya Paine
_____
(Signature)

Thymaya Paine
_____
(Name)

Director, Secretary, VP of Operations
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Thymaya Paine
_____
(Signature)

Thymaya Paine
_____
(Name)

Director, Secretary, and VP of Operations
_____
(Title)

December 22, 2017
_____
(Date)

FINANCIAL STATEMENT CERTIFICATION

I, Patricia Hertling, certify that:

1. The financial statements of NPTA Spirits included in this Form C are true and complete in all material respects; and
2. The tax return information of the Company included in this Form C reflects accurately the information reported on the tax return for the company filed for the fiscal year ended 2016.

/s/ Patricia Hertling
_____
(Signature)

Patricia Hertling
_____
(Name)

Director, Chief Executive Officer and President
_____
(Title)

December 22, 2017
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Summary
Exhibit C	Pitch Deck
Exhibit D	Subscription Agreement
Exhibit E	Irrevocable Proxy
Exhibit F	DRAFT Amended and Restated Articles of Incorporation
Exhibit G	Video Transcript

EXHIBIT A
Financial Statements

MATERIAL VODKA
Profit and Loss Statement

	Jul-Dec 2015	**2016**
Revenue	**$7,209**	**$77,106**
Total Cost of Goods Sold	**$12,338**	**$55,528**
Gross Profit	**($5,129)**	**$21,578**
Expenses		
Sponsorships	$0	$11,162
Distribution Expenses	$13,418	$38,787
Accountant	$0	$750
art fund expenses	$1,106	$2,922
Bank Charges	$145	$936
Independant Contractor	$1,489	$40,962
Insurance	$1,576	$2,649
Legal & Professional Fees	$446	$3,609
mistakenly charged	$0	$1,500
Office Expenses	$11,101	$26,528
Legal	$6,248	$0
Promotional	$32,548	$69,924
Taxes & Licenses	$0	$1,750
Transportation	$1,742	$3,323
Travel	$5,362	$7,034
Total Expenses	**$75,182**	**$211,835**
Net Operating Income	**($80,310)**	**($190,257)**

MATERIAL VODKA

Balance Sheet

	Dec-15		Dec-16	
	Total		**Total**	
ASSETS				
Current Assets				
Bank Accounts				
Park Street			$	900.00
Bank	$	21,400.00	$	2,400.00
Total Bank Accounts	$	**21,400.00**	$	**3,300.00**
Other Current Assets				
Inventory Finished Goods	$	10,700.04	$	24,909.00
Inventory Bottles	$	15,091.56	$	11,181.06
Total Other Current Assets	$	**25,791.60**	$	**36,090.06**
TOTAL ASSETS	$	47,191.60	$	39,390.06
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Park Street Fee	$	500.00	$	1,500.00
Credit Cards			$	40,000.00
Total Current Liabilities			$	**41,500.00**
Long-Term Liabilities				
Convertible Notes	$	99,000.00	$	185,000.00
Loans from Officers	$	8,000.00	$	2,000.00
Total Long-Term Liabilities	$	107,000.00	$	187,000.00
Total Liabilities	$	**107,000.00**	$	**228,500.00**
Equity				
Common Stock	$	1,000.00	$	1,000.00
Retained Earnings	$	19,501.60	$	147.06
Net Income	$	(80,310.00)	$	(190,257.00)
Total Equity	$	(59,808.40)	$	(189,109.94)
TOTAL LIABILITIES AND EQUITY	$	**47,191.60**	$	**39,390.06**

MATERIAL VODKA
Cash Flow Statment

	Period July 2015 - December 2015	Period Jan 2016 - December 2016
BEGINNING CASH ON HAND		
Bank Account	$0	$21,403
	$0	$21,403
ADD: CASH RECEIPTS		
Cash Sales	$7,209	$77,106
Convertible Securities	$110,000	$10,000
Loans		$7,500
TOTAL CASH RECEIPTS	**$117,209**	**$87,106**
LESS: CASH PAYMENTS		
COST OF GOODS SOLD:		
Direct Product/Service Costs	$12,338	$55,528
Sub-Total Cost of Goods Sold	**$12,338**	**$55,528**
OPERATING EXPENSES:		
Sub-Total Operating Expenses	**$75,182**	**$211,835**
TOTAL CASH PAYMENTS	**$87,520**	**$267,363**
NET CASH CHANGE - Inflow (Outflow)	**$29,689**	**($180,257)**
Bank cash	$21,403	$2,429
CASH POSITION (end of month)	**$29,689**	**($158,854)**

EXHIBIT B

Offering Summary

M A T E R I A L
V O D K A

Company: Material Vodka

Market: Craft spirits

Product: Vodka

Company Highlights

- Material produces organic, non-GMO, grain vodka made in the U.S.
- 10% of all profits go to supporting the arts
- Some of the artists and cultural institutions the company has worked with include Moma PS1, Solomon R. Guggenheim Foundation, Whitney Biennial, RxArt, EckhausLatta, Artist Space, Frieze, BOFFO, Interview Magazine, Black Contemporary Art, n+1, and Art Basel
- Named among the 10 best vodkas in America by Food Republic in 2016[i]
- Since January 2016, the company has sold more than 1,000 six-bottle cases and set up more than 60 accounts in New York and Los Angeles, including prestige accounts such as the Standard Hotels, Indochine, Odeon, Café Cluny, Bar Marmont, Mandrake, Mission Chinese Food, and others

PERKS

*You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated. Shipping, where applicable, is included for domestic and international addresses. For alcohol perks, shipping is included assuming that it is legal to ship to that destination.

$250: Become a Material VIP and receive invitations to Material events, talks, and updates on the art world

$500: 750ml bottle of Material Vodka

$1,000: Receive an editioned Material Vodka share certificate by artist Adam Pendleton

$2,000: Receive an invitation to a group cocktail lesson with famed Mixologist Arley Marks

$10,000: Receive an editioned artwork by artist Nikolas Gambaroff (not included in higher level perks)

$25,000: New York Art and Cocktail experience with the Material Team (the Material Team will take you and five of your friends for a day of gallery and cocktail lounge hopping with dinner) (not included in higher level perks)

$50,000: Private VIP tour and dinner in Mexico City with a local Mexican artist/curator as your guide and access to all the best events and happenings during the International Fair (does not include airfare, transportation, hotel, or food and beverage)



Opportunity

Material Vodka is the product of a small group of friends who asked the question: "What if we could take a product almost everyone enjoys, especially in the art world, and transform some of the profit from its sale into a force for change?" Specifically, the founders of Material Vodka strive to support art and artists who challenge norms and push the conversation forward. The result? A fresh reinvention of what a modern-day spirits company can be.

Launched in 2015, Material Vodka is a philanthro-capitalist initiative that uses sales from its vodka as a funding mechanism for alternative and radical art. The company is partnered with Redwood Spirits to create a simple, elegant formula for an organic vodka. With initial funding from friends and family, Material Vodka was able to produce eight batches of vodka, set up operations, hire independent contractors, and complete the bottle design.

The Story

Pati Hertling and Thymaya Payne, co-founders of Material Vodka, met while living in Berlin in the early 2000s. Pati is a lawyer and curator while Thymaya is a filmmaker. They saw a problem in the fundamental sustainability of nonprofit art spaces and the support of nonconforming artists. Fate intervened when Thymaya's college friend, Abe Stevens, informed him he had opened an organic vodka distillery in Humboldt County, California. The three spent a weekend in the Redwoods, where the idea behind Material Vodka was born. They partnered to create a simple, elegant formula for an organic vodka, with 10% of all profits going towards supporting the arts.



The Vodka

Material Vodka combines high-quality alcohol made from organic, non-GMO wheat and water from the pure, redwood-fed aquifers of Humboldt County. No sugars are added, and the vodka is filtered over virgin coconut carbon rather than charcoal, giving Material a clean, satisfying finish while still maintaining a 100%-organic process. The founders also enlisted the help of designer Patrick Li of Li Inc. to design a bottle in the same spirit of simplicity, elegance, and transparency upon which Material was founded.



Redwoods Spirits Partnership



Abe Stevens, owner of Redwood Spirits, a craft distillery in Humboldt County, California, is a founding partner of Material Vodka. Redwood Spirit's vodka is sourced from boutique, organic grain alcohol pre-distilled and then shipped to Humboldt County for the actual finishing process. Redwood Spirits already has all the necessary equipment needed to produce the vodka; therefore, the partnership with Abe minimizes Material's initial investments and overhead. This arrangement with Redwood Spirits allows Material Vodka to control its output and procure the vodka at cost plus a minimal markup. Material Vodka can be produced and bottled at Redwood Distillery and be ready for delivery with minimal lead time.

Remainder of page intentionally left blank

Every year a no-strings-attached cash prize is awarded to a progressive creator by an independent board of artists and curators. Material Vodka sets aside 10% of all profits to go towards this prize.

 

2016 Prize: Colin Self

Colin Self is an artist currently based in New York City who composes and choreographs music, performance, and environments for expanding consciousness, troubling binaries and boundaries of perception and communication. Working with communities across disciplines and practices, Colin utilizes voice, bodies, and computers to interface with biological and technological software. Self taps in to radical forms of healing as a praxis of collective resistance. His elaborate operas, compositions, and performances are markers of a new generation of musical artists that promises to profoundly shape a bold era of musical expression not only in New York, but further afield.

2017 Prize: M Lamar

M Lamar describes himself as a "Negrogothic, devil-worshipping, free black man in the blues tradition." His work merges the genius of his operatic voice with the gospel and blues tradition to explore the radical potentialities of blackness and the mythology of death and resurrection. He straddles in his work a combination of subjects such as the lynching tree, Mapplethorpe's problematic white gaze, the supernatural, Black Lives Matter, and American supremacy. Born in Mobile, Alabama, Lamar draws inspiration from Southern gothic traditions, the solemnity of blues, and the political radicalism of punk. Lamar addresses America's history of colonialism and slavery head-on and how it informs gender, class, and race in life today.

Remainder of page intentionally left blank

Use of Proceeds and Product Roadmap

Material Vodka intends to focus on the following in 2018:

1) **Partnerships:** Material aims to solidify its relationships with existing partners as well as open new accounts in New York, Los Angeles, and Miami. The company wants to strengthen its brand through collaborations and outreach with the arts community. Material aims to be a major force within the arts community and thus will use this position to extend its brand message in a more organic and community-building manner. Material will also design events and collaborations with forward-thinking restaurants and bars in New York and Los Angeles. For example, it will seek to work with star chefs on exciting new recipes and concoctions that challenge the status quo. The company also plans to increase in-person meetings as well as participation in alcohol industry events where it hopes to garner business-to-business attention and traction.

2) **Marketing goals:** Material will engage in dynamic brand messaging and will explore methods such as subway sign saturation, collaborating with young, relevant fashion brands, and other creative ways to express its mission.

3) **New flavors:** Material plans to introduce new variations of vodka, designed by its creative team, including Tumeric.Material, Yuzu.Material, and Sea.Material.

If the minimum $25,000 is raised, Material plans to use the majority of proceeds on future wages ($9,250) and manufacturing costs ($5,000). If the maximum $107,000 is raised, the company also plans to use the majority of proceeds on future wages ($60,000) and manufacturing costs ($14,000).



Business Model

Material Vodka generates revenue through wholesale distribution. One six-pack case is sold for $125, or $20.83 per bottle, and five or more cases are sold for $87 each, or $14.50 per bottle. The manufacturer's suggested retail price is $29 for a 750-ml bottle.

Material was co-founded with the owner of Humboldt Distillery to supply the vodka on demand and keep overhead costs low. Material works with Park Street Imports, a servicing company that holds Material Vodka's license and allows it to sell direct to retailers in New York, California, and Florida. This means that Material has a direct relationship with its customers and retailers while keeping back office expenses low. Material plans to update this model as new opportunities arise on a state-by-state basis.

Year to date as of September 2017, Material has sold nearly 400 cases of vodka. Since January 2015, Material has sold over 1,300 4.5l cases of vodka.


Cumulative Cases Sold
1,400
1,200
1,000
800
600
400
200
0
Dec-2015
Jan-2016
Feb-2016
Mar-2016
Apr-2016
May-2016
Jun-2016
Jul-2016
Aug-2016
Sep-2016
Oct-2016
Nov-2016
Dec-2016
Jan-2017
Feb-2017
Mar-2017
Apr-2017
May-2017
Jun-2017
Jul-2017
Aug-2017
Sep-2017
Cumulative Cases Sold

Material has garnered a customer base at over 60 restaurants, bars, hotels, and stores. In the coming year, Material aims to solidify its footprint in the New York, Los Angeles, and Miami markets.

Material Vodka Stockists

Material sponsored its first event in 2015 in the Fire Island Pines. Since then, it has hosted, sponsored, or participated in over 100 events in Los Angeles and New York, including film premieres, museum openings, film festivals, fashion presentations, benefit events, and more. Below are some of the organizations and businesses with which Material has partnered.









Material is the house vodka at Mission Chinese Food in New York and was featured on the Fall 2016 cocktail menu designed by Sam Anderson.

Material's Mixologist Arley Marks is the cocktail designer for the trendy downtown New York restaurant Dimes, and there are several cocktails featuring Material on the Dimes menu.

Launched in a similar timeframe to Material, White Girl Rosé became a natural partner for Material. The two companies plan to work on co-sponsored events and possibly marketing campaigns in the future. In a short time, White Girl Rosé has already amassed a strong social media following with over 64,000 Instagram followers.[ii]

As Material is a majority LGBTQ-owned company, Grindr became a natural partner to work with on marketing to the LGBTQ community. Material sponsored 10 artist-designed rooms at a New York Pride Event hosted by Grindr & Visionaire in June 2016 at the Standard Hotel, Highline.









Arley Marks' Honey's and Enlightenment Wine mead distillery opened in Summer 2016, and Material has since collaborated with Honey's on several events. Material is featured in all the house cocktails at Honey's, and the bar will become a major point of sale and promotion for Material as its clientele grows.

Material is stocked at all of the Standard Hotels in New York, Los Angeles, and Miami and has collaborated with the Standard on large-scale events in New York, including a Gay Pride party co-hosted by Visionaire and Grindr.

A nonprofit that supports performance art on Fire Island, BOFFO has been a close partner since Material's inception. Material will continue to work with BOFFO in supporting primarily queer performance artists and expanding Material's presence within the LGBTQ community.

Tenants of the Trees (TOT) is known by the young Hollywood crowd as one of the hottest spots in the Los Angeles nightlife scene. Material supports a popular Tuesday night party where Material is used for all vodka bottle service requests and is featured in cocktails on the menu inside at TOT and in the outdoor area known as Out of Order (OOO).









Material worked with the international art fair and influential art publication Frieze, co-hosting the closing party for the 2016 Frieze New York art fair. As the official vodka sponsor of Frieze, Material positioned itself as the vodka of the art world.

The cult brand that bridges the gap between art and fashion has become one of Material's strongest fashion partners. Material has sponsored several of Eckhaus Latta's shows and events. Eckhaus Latta was named as one of the top 10 brands to watch by Vogue in 2015 and was featured in the MOMA PS1 "Greater New York" retrospective.

Material works closely with Artists' Space as Stefan Kalmar, a member of the Material Prize committee, is the former director of the beloved Soho art nonprofit that has supported alternative artists since the 1970s.

Interview was founded in 1969 by artist Andy Warhol and journalist John Wilcock. Interview is known as the American magazine for arts and culture. Material partnered with Interview as an official sponsor for Art Basel Miami Beach events in 2016 and plans to launch its next art prize exclusively with Interview Magazine.

Year to date as of October 2017, Material Vodka has generated nearly $50,000 in revenue, with cost of goods sold totaling $1,600. In 2016, Material Vodka generated over $77,000 in revenue and cost of goods sold totaled approximately $55,000.



Financials have not been audited or subjected to financial review

Remainder of page intentionally left blank

Year to date as of October 2017, operating expenses totaled nearly $60,000 with distribution expenses making up over half of total operating expenses (~$33,000). In 2016, operating expenses totaled over $211,000. The largest expense category was promotional expenses, which totaled approximately $70,000, followed by independent contractor expenses (~$41,000) and distribution expenses (~$39,000).



Financials have not been audited or subjected to financial review

Remainder of page intentionally left blank

Year to date as of October 2017, the company had a net operating loss of approximately $12,000. In 2016, the company had a net operating loss of approximately $190,000.



Financials have not been audited or subjected to financial review

Remainder of page intentionally left blank

The U.S. alcoholic beverage industry is tightly regulated by a three-tier system. This means that manufacturers, distributors, and retailers are separate entities. Each tier is further required to obtain federal and state licenses, which can be very costly. Manufacturers, the first tier, include distilleries, wineries, and breweries that sell to licensed importers, distributors, and control boards – the second tier. The importers and distributors ensure that taxes are properly collected and then sell the alcohol to retailers, bars, and restaurants – the third tier.[iii] As a distributor, Material Vodka sits in the second tier. Also, since Co-founder Abe Stevens is an owner of Material, the company can rely on Redwood Spirits' manufacturing license, which simplifies the licensing process.

In 2016, retail sales of U.S. distilled spirits were estimated at nearly $78 billion. Supplier (wholesale) sales to retailers increased 2.4% year over year to reach 220 million cases in 2016, worth $25.2 billion. This marked the seventh consecutive year that distilled spirits had gained market share relative to beer.[iv] Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products – bottles that retail for at least $20.



In 2016, vodka accounted for almost one-third of total spirits volume with 69.8 million cases sold, representing a volume increase of 2.4% from the year before. Total vodka sales were up 4.1% to $6 billion in revenue in 2016. Revenue from super premium vodka (bottles that retail for over $30) rose 13.1% year over year to reach $1.3 billion (6.3 million cases).[v]

Remainder of page intentionally left blank

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2015, the craft spirits industry generated roughly $2.4 billion in retail sales, with volume growing at a compound annual growth rate of 27.4% between 2010 and 2015.[vi] From 2010 to 2015, the number of craft distillers grew at a compound annual growth rate of 41.6%. As of August 2016, there were 1,315 craft distillers active in the U.S., with the largest concentrations located in the West (mostly in California, Washington, and Colorado) and in the South (mostly in Texas). In Colorado, there were 72 craft distilleries, the fourth-most by state. Based on a compound annual growth rate of 19.6%, the number of craft distillers could surpass 2,800 by 2020.[vii]


Active Craft Distillers by State
CRAFT SPIRITS DATA PROJECT
# of Active Craft Distillers by State and Region as of August 2016
34.1%
WEST
18.6%
MIDWEST
19.2%
NORTHEAST
28.1%
SOUTH
1,315 Total Distilleries
Sources: TTB, ACSA, ADI, State ABC boards, state guilds, team analyses
© 2016 park street
American Craft Spirits Association
IWSR
29

Out of those 1,315 craft distillers, 91.7% are defined as small producers. Yet because small distilleries produce a limited quantity of spirits – usually single batches at a time – they accounted for just 12.1% of the craft spirit cases sold in 2015. Of small craft producers' revenue, 67% is generated within the distillery's state of operation but outside the premise.[viii]


# of Craft Distillers and Case Volumes by Producer Size
# of Producers, 9L Cases (000)
4.930
1.163
100%
6,3%
2,0%
Large producers
61,8%
91,7%
Medium producers
26,1%
Small producers
12,1%
Number of cases
Number of producers
▪ The U.S. Craft distilling market is fairly concentrated with 2% of the producers being responsible for more than 60% of the cases
▪ 91.7% producers are classified as small producers. They are responsible for just 12.1% of the cases
Sources: TTB, distiller surveys, team analyses
© 2016 park street
American Craft Spirits Association
IWSR

Smirnoff (owned by Diageo): Smirnoff was founded in 1864 in Russia and is one of the best-selling vodka brands in the world. The average selling price of a bottle of Smirnoff's classic No. 21 vodka is $15.47 across five major retailers in the U.S.[ix] Smirnoff sells three different types of organic vodka: the Smirnoff No. 21 vodka, the Smirnoff Silver 90 Proof vodka, and the Smirnoff 100 Proof vodka. The brand also sells flavored vodkas and low-alcohol, ready-to-drink beverages under the label Smirnoff Ice. Smirnoff sold 25.5 million cases worldwide in 2016, which represented a 1.16% decline in sales from 2015.[x] The Smirnoff brand is owned by Diageo, a global leader in beverage alcohol that holds over 200 brands.[xi]

Absolut Vodka (owned by Pernod Ricard): Absolut Vodka's heritage goes back to the late 19th century in Sweden, but it started exporting its product in 1979.[xii] In 2016, Absolut sold 11 million cases worldwide, making it the second most popular vodka brand in the world.[xiii] Based on an average of three major retailers, a bottle of plain Absolut vodka costs around $21.65.[xiv] Absolut has a variety of offerings, ranging from its organic 80 proof vodka to its flavored vodkas, such as Absolut Hibiskus. In 2008, French spirits company Pernod Ricard bought Vin & Spirit AB, the parent company of Absolut Vodka, for $8.34 billion.[xv]

Tito's Handmade Vodka: Tito's Handmade Vodka is produced in Austin, Texas, at the oldest legal distillery in Texas.[xvi] The average price of a bottle of Tito's is $16.06, positioning the brand as an affordably priced vodka. Tito's vodka has created a craft-like identity, while still selling at a price significantly lower than traditional upscale vodka brands.[xvii] Tito's is the only liquor brand among the top 40 brands that isn't owned by any of the major alcohol conglomerates. In September 2017, Tito's became the top selling spirits brand in the U.S. Excluding bar sales, sales reached nearly $190 million between September 2016 and September 2017, up 44%.[xviii]

Bacardi Limited: Founded in 1862 as a small family-run distillery, Bacardi is the world's largest privately held spirits company.[xix] Bacardi has a portfolio of more than 200 brands that span a wide variety of spirit categories. Its portfolio includes Bacardi rum, Dewar's Blended Scotch whisky, Bombay Sapphire gin, Grey Goose vodka ($31.90 a bottle)[xx], Eristoff vodka, Cazadores tequila, and many more.[xxi] Bacardi's Grey Goose vodka is the top-selling super premium vodka in the world and Eristoff vodka is one of the world's fastest-growing vodka brands.[xxii]

Hangar 1 Vodka: Hangar 1 Vodka is a brand of vodka distilled in Alameda, California. Hangar 1's vodkas are made from local ingredients to create seasonal flavors, including Chipotle Vodka, Pink Peppercorn Vodka, and Honeycomb Vodka. Hangar 1 also offers an organic vodka distilled from grains and grapes, which costs around $22.99 a bottle.[xxiii] Hangar 1 offers tours of its distillery in the Bay Area that allow visitors to learn about the ingredients and bottling process as well as try the various vodkas. The vodka is sold online at ReserveBar for $41.[xxiv]

Deep Eddy Vodka (owned by Heaven Hill Brands): Named after the Deep Eddy Pool in Austin, Texas, Deep Eddy Vodka is made from a distillery in Dripping Springs, Texas. Deep Eddy Vodka offers its original organic vodka, but also a wide range of flavored spirits including grapefruit, lemon, cranberry, peach, and orange vodkas. Deep Eddy's organic vodka costs around $14.99 per bottle.[xxv] The distillery's flavored vodkas are made only with juices, essential oils, natural sweeteners, and honey.[xxvi] Over the past four years, Deep Eddy's sales have increased 1,566% from 60,000 cases in 2012 to over one million cases in 2016. The Deep Eddy brand was acquired by Heaven Hill Brands for nearly $400 million[xxvii] in 2015.[xxviii]

Pinnacle Vodka (owned by Beam Suntory): Pinnacle Vodka was founded in 2003. This spirit is distilled five times using wheat grain and is imported from France.[xxix] The Pinnacle brand includes both the original organic vodka and 30 different flavors that range from Salted Caramel Vodka to Tropical Punch Vodka.[xxx] At the 2013 International Wine & Spirit Competition (IWSC), Pinnacle Original won in the Vodka category, beating out more than 100 vodkas from around the world. Pinnacle Vodka also conquered the Best Vodka category at the

About.com's 2014 Annual Reader's Choice Awards.[xxxi] Pinnacle's Original Vodka costs around $15.75 a bottle.[xxxii] In 2012, Beam Inc. acquired Pinnacle Vodka and rum brand Calico Jack from White Rock Distilleries for approximately $600 million.[xxxiii]

Pati Hertling, President and Co-founder: Pati is a lawyer and independent curator. She has been practicing law for 10 years, representing clients in the U.S., Germany, and France. Pati has built a visible and influential presence in the New York art community with various curatorial projects at the Swiss Institute and White Columns, as well as at salon events at Gavin Browns Enterprise, MoMA PS1, the New Museum, and others. At Material Vodka, she is responsible for building artist relationships, building sales partnerships, and organizing and managing the Material Art Prize, as well as day-to-day operations.

Thymaya Payne, Vice President and Co-founder: Thymaya is an award-winning film director and producer with extensive production and project management experience. His latest projects include "Stolen Seas," an in-depth documentary about Somali Piracy and its roots, which he produced and directed, as well as "Live Cargo," a film starring Dree Hemingway set in the Caribbean. Thymaya has also published art books and fashion magazines, thrown raves and club events, and coordinated large-scale art-related events on several continents. He is responsible for coordinating and overseeing Material's operations, marketing, sales, and production.

Abe Stevens, Co-founder and Chief Technology Officer: Abe is the owner of Redwood Spirits, Inc. and the creator of the international award-winning Humboldt Distillery Organic Vodka. Prior to founding Redwood Spirits, Abe was a formulation development scientist and a graduate of the University of Chicago with degrees in Chemistry and Biochemistry. Abe developed the formula for Material's own organic vodka. He manages anything related to product production.

Nikolas Gambaroff Moeller, Co-founder and Creative: Nikolas is an artist who has developed an idiosyncratic aesthetic, the result of a unique method of painting that involves collaging and arranging layers of newsprint on canvas or panel. He earned his MFA from Bard College's School of Visual Arts. His work has been shown at White Cube in London, Melbourne's Australian Center for Contemporary Art, the Orange County Museum of Art in Newport Beach, and the Museum of Modern Art in New York, among other institutions, galleries, and fairs across the globe. Nikolas is a creative consultant for the Material brand.

Arley Marks, Mixologist: Arley Marks has over 15 years of experience in the food and beverage industry. He is the co-owner of Honey's in Bushwick, a mead-focused tasting room and cocktail bar for the mead brand Enlightenment Wines. Marks is also collaborating with trendy New York restaurant Dimes and the forthcoming Bunk-Ker Vietnamese restaurant to design their cocktail programs. Mark's drinks have been featured in T magazine, Brutal, TIME, Vanity Fair, and the Fader. Previously, he designed and built the bar and cocktail menu at Mission Chinese Food in New York City. Marks has worked as a professional mixologist for clients such as Vanity Fair, MOMA PS1, Eckhaus Latta, Everlane, Bon Appetite Magazine, Khole, and the Standard Hotel. He will be designing and managing Material Vodka's cocktail menu.

Security Type: Series Seed Preferred Stock
Round Size: Min: $24,999.96 Max: $106,999.92
Price per Share: $0.12
Pre-money Valuation: $654,000
Liquidation Preference: 1x
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

PRESS

Food Republic: The Best American Vodkas, Ranked
New York Times (Blog): A New Vodka Distillery That Subsidizes Artists
W Magazine: Material Vodka Supports Artists

i http://www.foodrepublic.com/2016/03/07/the-best-american-vodkas-ranked/
ii https://www.instagram.com/webroughtwine/
iii http://www.parkstreet.com/wine-spirits-industry-background/
iv http://www.discus.org/2016AnnualEconomicReport/
v http://www.discus.org/assets/1/7/Distilled_Spirits_Industry_Briefing_Final.pdf
vi http://www.prnewswire.com/news-releases/study-finds-more-than-1300-active-craft-spirits-producers-in-us-300346618.html
vii http://www.americancraftspirits.org/wp-content/uploads/2016/10/CSDP-10182016FINAL.pdf
viii Ibid.
ix https://www.hangoverprices.com/smirnoff-prices/
x https://www.thespiritsbusiness.com/2017/06/the-top-10-best-selling-vodka-brands/11/
xi https://www.diageo.com/en/our-business/who-we-are/
xii http://www.absolutad.com/absolut_about/history/story/
xiii https://www.thespiritsbusiness.com/2017/06/the-top-10-best-selling-vodka-brands/10/
xiv https://www.hangoverprices.com/absolut-prices/
xv http://www.marketwatch.com/story/pernod-ricard-snaps-up-absolut-vodka-parent-for-83-billion
xvi http://www.titosvodka.com/our-vodka/
xvii http://adage.com/article/cmo-strategy/vodka-rebellion-rise-amsterdam-tito-s/309226/
xviii http://adage.com/article/cmo-strategy/tito-s-takes-top-sales-spot-liquor-brands/310935/
xix https://www.bacardilimited.com/our-company/about-us/
xx https://www.hangoverprices.com/grey-goose-prices/
xxi https://www.bacardilimited.com/other-brands/
xxii https://www.bacardilimited.com/pressrelease/factsheet/
xxiii http://www.totalwine.com/spirits/vodka/vodka/hangar-one-vodka/p/96356750
xxiv https://www.reservebar.com/vodka/hangar-1-vodka
xxv https://www.crownwineandspirits.com/deep-eddy-vodka-750ml/
xxvi https://www.deepeddyvodka.com/main/?age-verified=de770766f8
xxvii http://fortune.com/2016/01/26/deep-eddy-vodka-coke-vc-firm/
xxviii https://www.thespiritsbusiness.com/2017/03/deep-eddy-vodka-hits-1m-case-sales/
xxix https://www.pinnaclevodka.com/our-story
xxx https://www.pinnaclevodka.com/
xxxi https://www.pinnaclevodka.com/our-story

xxxii https://www.hangoverprices.com/pinnacle-vodka-prices/
xxxiii https://www.wsj.com/articles/SB10001424052702303459004577360621004036222

EXHIBIT C
Pitch Deck



MATERIAL VODKA

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

MATERIAL IS FUEL FOR ART



MATERIAL IS A PHILANTHRO-CAPITALIST ORGANIC VODKA BRAND THAT FILLS A VOID IN THE FUNDING OF ALTERNATIVE ART PRACTICES AND SUPPORTS CREATIVE EXPRESSION.

Material Vodka is a philanthro-capitalist initiative that was launched in the summer of 2015. With the sales from the vodka, Material creates a funding mechanism for alternative and radical art.

NOW MORE THAN EVER THE ARTS NEED OUR SUPPORT!

Material has been named among the best 10 vodkas in America by Food Republic[*] and has fostered community and built excitement with the "coolest kids" in town, such as performers, artists, DJs, gallerists, curators, promoters, and bartenders. In its first year, Material has built a brand identity in New York and Los Angeles by organically engaging and connecting with top artists and influencers and including them in its mission to support alternative arts.

HOW IT ALL CAME TOGETHER: THE MATERIAL VODKA STORY

Pati Hertling and Thymaya Payne, co-founders of Material Vodka, met while living in Berlin in the early 2000s. Pati is a lawyer and curator, while Thymaya is a filmmaker. They saw a problem in the fundamental sustainability of nonprofit art spaces and the support of non-conforming artists. They thought, "What if we could take a product almost everyone uses, especially in the art world, like vodka, and transform some of the profit from its sale into a force for change."

The idea was simple, and fate intervened when Thymaya's college friend, Abe Stevens, informed him he had opened an organic vodka distillery in Humboldt County, California. The three spent a weekend in the Redwoods discussing everything from 90s electronica to Marx's "Das Kapital." They partnered to create a simple, elegant formula for an organic vodka, combining the highest quality alcohol made of non-GMO wheat with water from the pure, redwood-fed aquifers of Humboldt County, where even the tap water is sought after for its exceptional taste.

*http://www.foodrepublic.com/2016/03/07/the-best-american-vodkas-ranked/

ORGANIC & SOPHISTICATED





MATERIAL IS COMPLETELY ORGANIC AND IS MADE WITH NO ADDITIVES. WE UNDERSTAND THAT ORGANIC IS THE NEW NORM. HOWEVER, IN THE VODKA MARKET, THERE ARE VERY FEW VIABLE, WELL-PRICED AND -DESIGNED ORGANIC VODKAS. WE BELIEVE THAT ORGANIC CAN BE COOL, SOPHISTICATED, AND APPROACHABLE.

MATERIAL IS MADE WITH ONLY THE BEST

We ship our **organic**, **non-gmo vodka** at 96% proof directly to **Humboldt Distillery** in Northern California, where we add water that comes directly from Redwood forest-fed Aquifers. The main ingredient in vodka is water, and, in Humboldt, even the tap water is prized for its exceptional purity and incredible taste.

Our vodka is filtered over **Virgin Coconut Carbon**, rather than charcoal which allows it to remain 100% organic all the way to the smooth finish.

Material's formula is simple and elegant, with no additives whatsoever. We believe that our product should be exceptional so that our focus can be on supporting the artists we believe in.

BOTTLING DETAILS:
PROOF: 80
ABV: 40%
PRODUCT OF: USA

 

CHIC AND AFFORDABLE

We keep our frontline pricing on the lower end of the organic market so that Material is a viable option for bars and restaurants to incorporate on the menu. We want Material to become the new normal because every bottle sold adds up towards greater funding for the artists we support.

ONE SIX PACK CASE:
$125 ($20.83 PER BOTTLE)

FIVE CASES AND UP
$87 ($14.50 PER BOTTLE)

MATERIAL GETS MENTIONED



THE PRESS LOVE OUR PHILANTHRO–CAPITALIST APPROACH!



"Perhaps the 'coolest-kid' brand out there these days is Material, which you would basically have to go to Art Basel... or one of a handful of NYC's ultra-hip restaurants to try. The spirit is made in the marijuana-growing mecca of Humboldt County using a process described as 'virgin coconut carbon filtration.' Whatever that means, the end result is pretty innocuous, but the cleanliness factor is more pleasant than medicinal." - **Chad Walsh, Food Republic**

"Whether it's a flute of champagne above the High Line or a can of medium-cold beer in Bushwick, beverages play an essential role in the social ritual of art consumption. Plenty of brands have cashed in on this association, commissioning elaborate bottle labels and other decorative schemes from artists — often with the effect of watering down their profiles. Enter a new vodka distillery called Material, expressly founded on flipping the script and diverting boozy profit margins back to makers." - **Keving Mcgarry, NY Times Magazine**

"A portion of each bottle sold — you can get it at art world strongholds like the downtown New York eateries Dimes and Lucien — goes to a fund for artist grants. And it's decent stuff — I certainly sampled enough of it last night, and these words seem to appear in an order that meets some moderate standard of coherence. Right?" - **Fan Zhong, W Magazine**

MATERIAL IS THE CONNECTIVE FUEL FOR A CREATIVE COMMUNITY.



Material works with a wide range of event partners and is dedicated to supporting nonprofit art organizations, emerging artists, designers, and film makers through generous donation of product as well as event management. Our event partnerships are carefully curated to reflect our mission to support alternative art practices.

PAST EVENT PARTNERS INCLUDE:

FRIEZE ART FAIR
THE JEWISH MUSEUM
PARAMOUNT RANCH ART FAIR
THE SWISS INSTITUTE
ARTISTS' SPACE
PLANNED PARENTHOOD
HOOD BY AIR
ECKHAUS LATTA
MOMA PS1
INTERVIEW MAGAZINE
VICE MAGAZINE
MILK STUDIOS
BLACK CONTEMPORARY ART
BROOKLYN ACADEMY OF MUSIC
356 MISSION ROAD
RxART
MATERIAL ART FAIR
ICA MIAMI
WHITE ZINFANDEL MAGAZINE
K-HOLE
BOFFO

BAS FISHER INVITATIONAL
CARLA MAGAZINE
DIRTY LOOKS FILM FESTIVAL
TRIPLE CANOPY MAGAZINE
REDBULL STUDIOS
PARTICIPANT NYC
PERFORMA
V FILES
FAHRENHEIT LA
GAVIN BROWN'S ENTERPRISE

THANK YOU



MATERIAL
VODKA

EXHIBIT D
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

NPTA Spirits
170 Park Row, Suite 12a
New York, NY 10038

Ladies and Gentlemen:

The undersigned understands that NPTA Spirits, a Corporation organized under the laws of California (the "Company"), is offering up to $106,999.92 of Series Seed Preferred Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 8, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Standard time on January 22, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	170 Park Row, Suite 12a New York, NY 10038 Attention: Patricia Hertling
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.

If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

NPTA Spirits
By_____ Name: Title:

EXHIBIT E
Irrevocable Proxy

IRREVOCABLE PROXY TO VOTE STOCK

OF

NPTA Spirits

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of NPTA Spirits., a California corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 7211 of the California Corporations Code), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT F

DRAFT Amended and Restated Articles of Incorporation

RESTATED
ARTICLES OF INCORPORATION
OF NPTA SPIRITS

Patricia Hertling and Thymaya Payne hereby certify that:

1.   They are the duly elected President and Secretary, respectively, of NPTA Spirits, a California corporation.

2.   The Articles of Incorporation of the corporation shall be amended and restated to read in full as follows:

"ARTICLE I

The name of the corporation is NPTA Spirits (hereinafter, the "*Corporation*").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The Corporation is authorized to issue two classes of stock, designated "*Common Stock*" and "*Preferred Stock*." The total number of shares of Common Stock that the Corporation is authorized to issue is 13,000,000 shares. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 3,000,000 shares.

The Preferred Stock may be issued from time to time in one or more series. The first series of Preferred Stock shall consist of 3,000,000 shares and shall be designated "*Series Seed Preferred Stock*." As used herein, the term "Preferred Stock" without designation shall refer to the shares of the Corporation's Series Seed Preferred Stock. In addition, as used herein, the terms (1) "*Original Issue Price*" means $0.12 per share for the Series Seed Preferred Stock and (2) "*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis). The relative rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock are as follows:

1.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

      1.1   <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of

Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary;

(b)   a merger or consolidation of the Corporation into or with another entity after which the stockholders of the Corporation immediately prior to such transaction do not own, immediately following the consummation of the transaction by virtue of their shares in the Corporation or securities received in exchange for such shares in connection with the transaction, a majority of the voting power of the surviving entity in proportions substantially similar to those that existed immediately prior to such transaction;

(c)   the sale, transfer or issuance by the Corporation, or the sale or transfer by the Corporation's stockholders other than a sale or transfer by the stockholders to existing stockholders of the Corporation or affiliated parties of such existing stockholders, in either case, of more than 50% of the voting power of the Corporation in a transaction or series of related transactions other than in a transaction or series of transactions affected by the Corporation primarily for financing purposes; and

(d)   the sale, transfer or other disposition (but not including a transfer or disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets or intellectual property of the Corporation (other than to a wholly-owned subsidiary).

Notwithstanding the foregoing, neither (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation nor (B) the sale of shares of Preferred Stock of the Corporation in a transaction or series of related transactions effected primarily for equity financing purposes shall be deemed a Liquidation Event.

       1.3.2   <u>Amount Deemed Paid or Distributed</u>.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.   The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **<u>Voting</u>.**

       2.1   <u>General</u>.   Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder could then be converted and, except as otherwise required by law or as set forth herein, shall have voting rights and powers equal to the voting rights and powers of the Common Stock.   Each holder of Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided herein or those matters required by law to be submitted to a class vote.

       2.2   <u>Protective Provisions</u>.   At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

       (a)   modify the rights, preferences, privileges or restrictions of the Preferred Stock so as to adversely affect the Series Seed Preferred Stock;

       (b)   increase or decrease the authorized number of shares of any class or series of capital stock;

       (c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles of Incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Pre-ferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.2.

3.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided herein.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions herein and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

     3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation, *provided*, *however*, that if the consent of the holders of Preferred Stock is required to approve such corporate action, the holders of Preferred Stock shall cooperate in good faith with respect to such approval.

     3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided herein shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

        3.6   <u>Adjustments for Other Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

        3.7   <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

        3.8   <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Section 3 and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided herein, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the

Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if

9

any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

9. **Residual Rights.** All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock.

10. **Consent to Certain Repurchases.** Each holder of an outstanding share of Preferred Stock shall be deemed to have consented, for purposes of Section 500 of the California Corporations Code (or for purposes of former Sections 502 and 503 thereof, and any successor provisions thereto), to distributions made by the Corporation in connection with the repurchase of shares of Common Stock issued to or held by directors, employees, consultants or other service providers (i) upon termination of their employment or services, (ii) in connection with other repurchases from employees at the then deemed fair market value of the Common Stock, if approved by the Board of Directors of the Corporation, or (iii) in connection with the exercise by the Corporation of contractual rights of first refusal or first offer pursuant to agreements providing for the right of said repurchase between the Corporation and such persons, provided that the terms of such repurchase shall have been approved by the Board of Directors of the Corporation, and agrees that any such distributions can be made without regard to the "preferential rights amount" or "preferential rights" or "preferential dividends arrears amount" referenced in Section 500(b) of the California Corporations Code.

ARTICLE IV

The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Any repeal or modification of this Article IV, or the adoption of any provision of the Articles of Incorporation inconsistent with this Article IV, shall only be prospective and shall not adversely affect the rights under this Article IV in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE V

The Corporation is authorized to provide indemnification of (and advancement of expenses to) agents (as defined in Section 317 of the California Corporations Code) through

Bylaw provisions, agreements with agents, the affirmative vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits on indemnification set forth in Sections 204 and 317 of the California Corporations Code with respect to actions for breach of duty to the Corporation or its shareholders. Any repeal or modification of this Article V, or the adoption of any provision of the Articles of Incorporation inconsistent with this Article V, shall only be prospective and shall not adversely affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to indemnification."

*   *   *

3.   The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4.   The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the required vote of the shareholders of the Corporation in accordance with sections 603 and 903 of the California General Corporations Law. The total number of outstanding shares of the Corporation entitled to vote with respect to the foregoing amendment and restatement of the Articles of Incorporation was 5,446,438 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required, such required vote being a majority of the outstanding shares of Common Stock.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed this _____ day of _____, 20___.

_____
Patricia Hertling, President

_____
Thymaya Payne, Secretary

EXHIBIT G

Video Transcript

All words below appear on screen and are not spoken.

THIS IS AN INVESTOR VIDEO

this is PATI HERTLING
(founder. lawyer. curator.)

this is THYMAYA PAYNE
(co-founder. filmmaker. explorer.)

this is our vodka:

this is PATRICK LI
(famed graphic designer who made our bottle!!!)

this is ABE STEVENS
(he makes our vodka by hand in the Redwoods!)

here's where he makes it.

(isn't it BEAUTIFUL?)

here's what makes us special:

we're organic

and ethically minded

AND

WE

MAKE

$$$

here's what makes us COOL:

EVERY YEAR we give $$$ to the ARTS.

It's called PHILANTHRO-CAPITALISM

if we caputred just .06% of the vodka market we could change the way ART is funded.

BUT

WE CANNOT DO ANY OF THIS WITHOUT

YOU!

SO BECOME A PART OF OUR MATERIAL FAMILY TODAY